Exhibit 99.1

Compton announces appointments to the Board of Directors & to the position of President & CEO

CALGARY, Feb. 14, 2012 /CNW/ - Compton Petroleum Corporation (TSX: CMT) is pleased to announce the appointment of Mr. Randall J. Findlay and Mr. Glen Roane to the Board of Directors of the Corporation. The appointments are effective February 10, 2012 and are subject to normal review by the Toronto Stock Exchange. Messrs. Findlay and Roane will also be nominees for election as Directors at the upcoming Annual and Special Meeting to be held May 10, 2012.

Randall J. Findlay is a professional engineer with 39 years' experience in the Canadian oil industry, notably in exploration and production, mergers and acquisitions, transportation, midstream and marketing. Mr. Findlay is the past president and co-founder of Provident Energy Trust, the first exploration and production company to convert to an income trust.  Previously, he held senior executive positions at TransCanada PipeLines, NOVA, Encor and Aberford.

Since retiring from Provident, Mr. Findlay has been active as a corporate director of public, private and not for profit organizations. He is currently a director of Canadian Helicopters (Chairman), Pembina Pipelines, Provident Energy, Superior Plus, Whitemud Resources, Charger Energy, EllisDon, SeaNG Energy (Chairman) and Summerland Energy. He is a Director and Past Chair of the Alberta Children's Hospital Foundation, a director of Hull Child and Family Services Foundation and a member of the UBC Campaign Cabinet. Mr. Findlay is past National Chair of the Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum and recipient of their Lifetime Achievement Award. He holds a Bachelor of Applied Science in Chemical Engineering from the University of British Columbia.

Glen Roane brings substantial experience in commercial banking, investment banking and investment management gained through his career in the Canadian financial services industry. In 1997, Mr. Roane retired from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank.  Previously he was a founding partner of Lancaster Financial Inc., a financial advisory and investment management firm. Mr. Roane was formerly employed by Burns Fry Limited and by The Toronto-Dominion Bank.

Mr. Roane has extensive board experience, having served as a director for many TSX-listed and private companies since 1999. He currently serves as a director of Enerplus Resources Corporation, Badger Daylighting Ltd., Logan International Inc., SilverBirch Energy Corporation and the GBC American Growth Fund. He is also a member of the Alberta Securities Commission. Mr. Roane holds a Bachelor of Arts and an MBA from Queen's University in Kingston, Ontario and holds the ICD.D designation.

The Corporation is also pleased to announce that Dr. Edward Bogle has been appointed to the permanent position of President and Chief Executive Officer. Dr. Bogle has been acting as the interim CEO of the Corporation since December 2011, and has been a Director on the Board since August 2011. He is a corporate director and energy executive with 31 years' experience in the oil and gas industry, including senior positions at Nexen Inc. and Talisman Energy Inc. Most recently Dr. Bogle acted as the Executive in Residence at the Alberta Department of Energy, where he provided advice and guidance on energy related issues. He brings a wealth of experience to the role with a background that includes finance and administration, portfolio and risk management, oil and gas exploration, new ventures, mergers and asset acquisition and the creation of new companies.

Dr. Bogle holds a Ph.D. in Geology and an M. Sc. and B. Sc. in Geological Engineering from Queen's University in Kingston Ontario. He holds the ICD.D designation and is a graduate of the Western Executive Program.  He has served on numerous public and private company boards and their committees and currently serves as Chairman of the Magenta III Mortgage Investment Corporation and as a Director of Condor Petroleum Inc., Skope Energy Inc., and Fogo Energy Corporation.  Dr. Bogle is a member and Past Chairman of the Board of Trustees of the Calgary Zoo.

"On behalf of the Corporation and the Board, I would like to welcome Messrs. Findlay and Roane to Compton," said Adrian Loader, Chairman of the Board. "They bring a wealth of capital market and local industry expertise to the Corporation which will be most valuable to Compton in the months ahead. In addition, we're delighted that Ted has agreed to take the CEO position on a permanent basis. The Board believes that the continuance of Ted's leadership combined with his skills and experience in the industry will facilitate the execution of the Corporation's strategy as we navigate through this challenging time in the natural gas industry."

The Corporation advises that the search process to identify and evaluate high quality candidates for the Chief Operating Officer position is actively progressing.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing the changes to Compton's Board of Directors and Management team.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

%CIK: 0001043572

For further information:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 09:00e 14-FEB-12